UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of DECEMBER, 2006.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
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Date:  December 08, 2006                   /s/ Marc Cernovitch
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                                           Marc Cernovitch
                                           President and CEO

                               HALO RESOURCES LTD.
                             #1280 - 625 HOWE STREET
                              VANCOUVER, BC V6C 2T6
                     TEL: (604) 484-0068 FAX: (604) 484-0069
                      TSXV SYMBOL: HLO OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL
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                       HALO HIRES INVESTOR RELATIONS FIRM
                          GERMAN-BASED VALUE RELATIONS

VANCOUVER, BRITISH COLUMBIA, DECEMBER 8, 2006 - MARC CERNOVITCH, PRESIDENT AND CEO OF HALO RESOURCES LTD. (TSX.V:HLO, OTC.BB:HLOSF, FSE:HRL) is pleased to announce that it has entered into an investors relations agreement with Value Relations GmbH. Value Relations is a full-service international investor relations company advising and assisting clients in all facets of investor relations including corporate finance projects, mergers and acquisitions, and initial public offerings. The managing partner of Value Relations is Mr. Christoph Bruning. Value Relations' head office is located in Frankfurt, Germany.

 Pursuant to the agreement Value Relations will provide the Company with advice and assist the Company in structuring, coordinating and organizing general investor relations activities in Europe for the next 12 months. The Company will pay (euro)5,000 a month, plus disbursements, travel expenses, meetings and other related costs. Value Relations has also been granted 250,000 incentives stock options exercisable at a price of $0.45 for a period of three years.

Value Relations also hosts an important convention called Stock Days, which is held four times a year in Frankfurt and elsewhere in Europe. Stock Day brings together members of the financial community including brokers, analysts, individual and institutional investors, and mining executives.

HALO RESOURCES LTD.

Halo is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. Currently the Company owns or has an interest in 3 projects: The Sherridon project that comprises a combination of mature and grassroots VMS copper, zinc and gold exploration opportunities; Duport, which is an advanced stage gold project, and Red Lake which is a grass roots gold project. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.

ON BEHALF OF THE BOARD

/s/ Marc Cernovitch,

President and CEO

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. EXCEPT FOR THE HISTORICAL STATEMENTS CONTAINED HEREIN, THIS NEWS RELEASE PRESENTS "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND SIMILAR CANADIAN LEGISLATION THAT INVOLVE INHERENT RISKS AND
UNCERTAINTIES.  FORWARD-LOOKING  STATEMENTS  INCLUDE,  BUT ARE NOT  LIMITED  TO,

STATEMENTS WITH RESPECT TO THE FUTURE PRICE OF GOLD AND OTHER MINERALS AND METALS, THE ESTIMATION OF MINERAL RESERVES AND RESOURCES, THE REALIZATION OF MINERAL RESERVE ESTIMATES, THE CAPITAL EXPENDITURES, COSTS AND TIMING OF THE DEVELOPMENT OF NEW DEPOSITS, SUCCESS OF EXPLORATION ACTIVITIES, PERMITTING TIME LINES, REQUIREMENTS FOR ADDITIONAL CAPITAL, GOVERNMENT REGULATION OF MINING OPERATIONS, ENVIRONMENTAL RISKS, UNANTICIPATED RECLAMATION EXPENSES, TITLE DISPUTES OR CLAIMS AND LIMITATIONS ON INSURANCE COVERAGE. GENERALLY, THESE FORWARD-LOOKING STATEMENTS CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "PLANS", "EXPECTS" OR "DOES NOT EXPECT", "IS EXPECTED", "BUDGET", "SCHEDULED", "ESTIMATES", "FORECASTS", "INTENDS", "ANTICIPATES" OR "DOES NOT ANTICIPATE", OR "BELIEVES", OR VARIATIONS OF SUCH WORDS AND PHRASES OR STATE THAT CERTAIN ACTIONS, EVENTS OR RESULTS "MAY", "COULD", "WOULD", "MIGHT" OR "WILL BE TAKEN", "OCCUR" OR "BE ACHIEVED". FORWARD-LOOKING STATEMENTS ARE SUBJECT TO KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS OF HALO TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS, INCLUDING BUT NOT LIMITED TO: RISKS RELATED TO THE INTEGRATION OF ACQUISITIONS; RISKS RELATED TO JOINT VENTURE OPERATIONS; ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES; ACTUAL RESULTS OF CURRENT OR FUTURE RECLAMATION ACTIVITIES; CONCLUSIONS OF ECONOMIC EVALUATIONS; CHANGES IN PROJECT PARAMETERS AS PLANS CONTINUE TO BE REFINED; FUTURE PRICES OF GOLD AND OTHER
MINERALS AND METALS; POSSIBLE VARIATIONS IN ORE RESERVES, GRADE OR RECOVERY RATES; FAILURE OF EQUIPMENT OR PROCESSES TO OPERATE AS ANTICIPATED; ACCIDENTS, LABOUR DISPUTES AND OTHER RISKS OF THE MINING INDUSTRY; AND DELAYS IN OBTAINING GOVERNMENTAL APPROVALS OR FINANCING OR IN THE COMPLETION OF DEVELOPMENT OR CONSTRUCTION ACTIVITIES. ALTHOUGH THE MANAGEMENT AND OFFICERS OF HALO RESOURCES LTD. BELIEVE THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE BASED UPON REASONABLE ASSUMPTIONS AND HAVE ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED OR INTENDED. THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL PROVE TO BE ACCURATE, AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS. HALO DOES NOT UNDERTAKE TO UPDATE ANY FORWARD-LOOKING STATEMENTS THAT ARE INCORPORATED BY REFERENCE HEREIN, EXCEPT IN ACCORDANCE WITH APPLICABLE SECURITIES LAWS. TRADING IN THE SECURITIES OF HALO RESOURCES LTD. SHOULD BE CONSIDERED HIGHLY SPECULATIVE.


For further information, please contact:

Marc Cernovitch, President & CEO
Halo Resources Inc. Tel: 604-484-0068
Fax: 604-484-0069 Toll Free: 1-866-841-0068
mcernovitch@halores.com